# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VSEE Health, Inc., CIK 0001864531
CUSIP: 92919Y102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 980 N Federal Hwy #304, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 10/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001532798

## Reporting persons
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), the percentage set forth on row (11) above and the number of shares of common stock, par value $0.0001 per share, of the issuer (the "Common Stock") set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount (defined below in this comment), (x) the shares of Common Stock issuable upon conversion of certain convertible promissory notes of the issuer directly and indirectly held by the Reporting Person (collectively the "Convertible Notes"), (y) the shares of Common Stock issuable upon the exercise of certain common stock purchase warrants of the issuer directly and indirectly held by the Reporting Person (collectively, the "Warrants") and (z) certain shares of Common Stock held directly and indirectly by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of Convertible Notes and Warrants, respectively, are all subject to 9.99% beneficial ownership limitation provisions contained therein (the "Blocker Amount").
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Amendment No. 1 to Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission on August 29, 2025 (the "Annual Report"), plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, respectively, subject to the Blocker Amount.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this Schedule 13G, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, (x) the conversion of the Convertible Notes, (y) the exercise of the Warrants and (z) certain shares of Common Stock held indirectly by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of Convertible Notes and Warrants, respectively, are all subject to the Blocker Amount.
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, subject to the Blocker Amount.
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this Schedule 13G, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, (x) the conversion of the Convertible Notes, (y) the exercise of the Warrants and (z) certain shares of Common Stock indirectly held by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of Convertible Notes and Warrants, respectively, are all subject to the Blocker Amount.
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, subject to the Blocker Amount.
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this Schedule 13G, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, (x) the conversion of a Convertible Note issued to the Reporting Person, (y) the exercise of a Warrant issued to the Reporting Person and (z) certain shares of Common Stock held by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of such Convertible Note and Warrant, respectively, are subject to the Blocker Amount.
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, subject to the Blocker Amount.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this Schedule 13G, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, (x) the conversion of a Convertible Note indirectly held by the Reporting Person, (y) the exercise of a Warrant indirectly held by the Reporting Person and (z) certain shares of Common Stock indirectly held by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of such Convertible Note and Warrant, respectively, are subject to the Blocker Amount.
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, subject to the Blocker Amount.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this Schedule 13G, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, (x) the conversion of a Convertible Note indirectly held by the Reporting Person, (y) the exercise of a Warrant indirectly held by the Reporting Person and (z) certain shares of Common Stock indirectly held by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of such Convertible Note and Warrants, respectively, are all subject to the Blocker Amount.
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, subject to the Blocker Amount.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this Schedule 13G, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, (x) the conversion of the Convertible Notes indirectly held by the Reporting Person, (y) the exercise of the Warrants indirectly held by the Reporting Person and (z) certain shares of Common indirectly held by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of the Convertible Notes and Warrants, respectively, are subject to the Blocker Amount.
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, subject to the Blocker Amount.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this Schedule 13G, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, (x) the conversion of the Convertible Notes indirectly held by the Reporting Person, (y) the exercise of the Warrants indirectly held by the Reporting Person and (z) certain shares of Common Stock indirectly held by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of the Convertible Notes and Warrants, respectively, are all subject to the Blocker Amount.
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, subject to the Blocker Amount.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,816,389; sole dispositive power 0; shared dispositive power 1,816,389; aggregate amount beneficially owned 1,816,389 (9.9% of the class)
  Comment: (1) As more fully described in Item 4 of this Schedule 13G, the percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (5), (7) and (9) above includes, up to the Blocker Amount, (x) the conversion of a Convertible Note indirectly held by the Reporting Person, (y) the exercise of a Warrant indirectly held by the Reporting Person and (z) and certain shares of Common Stock indirectly held by the Reporting Person. The number of shares of Common Stock issuable upon conversion or exercise of such Convertible Note and Warrants are all subject to the Blocker Amount.
  
  (2) In Row (11) the percentage is based on (i) 16,422,690 shares of Common Stock outstanding as of August 27, 2025, as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding, and (ii) shares of Common Stock issuable upon conversion of the Convertible Notes and the exercise of the Warrants, subject to the Blocker Amount.

## Item 1. Issuer
Name of issuer: VSEE Health, Inc.
Address of issuer's principal executive offices: 980 N Federal Hwy #304, Boca Raton, Florida 33432.

## Item 2. Person Filing
Name of person filing:
(i) Dominion Capital LLC, a Connecticut limited liability company ("Dominion");

(ii) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP");

(iii) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings");

(iv) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent");

(v) Ascent Partners LLC, a Delaware limited liability company ("AP");

(vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada");

(vii) Mikhail Gurevich;

(viii) Gennadiy Gurevich; and

(ix) Alon Brenner.
Address of principal business office or, if none, residence: 256 West 38th Street, 15th Floor, New York 10018.
Citizenship: Each of Dominion GP, Dominion Holdings, Ascent and AP is a Delaware limited liability company. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth on rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 16,422,690 shares of Common Stock outstanding as reported by the issuer in its Annual Report, plus 600,000 shares of Common Stock converted by Dominion Capital on September 3, 2025, for a total of 17,022,690 shares outstanding; including an aggregate of 200,000 shares of Common Stock directly held by Ascent and an aggregate of 457,000 shares of Common Stock directly held by Dominion as of September 30, 2025, and (ii) shares of Common Stock issuable upon conversion of certain convertible promissory notes of the issuer (the "Convertible Notes"), the exercise of certain common stock purchase warrants of the issuer (the "Warrants"), as applicable to each Reporting Person, each subject to the Blocker (as defined below).

As of September 30, 2025, Dominion and Ascent each directly hold certain of the Convertible Notes, as applicable, which are currently convertible into an aggregate of 1,626,022 and 1,111,112, respectively, shares of Common Stock, which are in each case, subject to a 9.99% beneficial ownership limitation provision contained therein (a "Blocker"). As of September 30, 2025, Dominion and Ascent each directly hold the Warrants, which are exercisable to purchase an aggregate of 173,913 and 740,741, respectively, shares of Common Stock, which are in each case, subject to a Blocker. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the Blockers in the Convertible Notes and the Warrants.

Each of Mikhail Gurevich and Gennadiy Gurevich manages Dominion Holdings, Dominion GP, Dominion Capital, AP and Ascent. Dominion Holdings manages Dominion Capital, Dominion GP, AP and Ascent. Dominion GP manages Dominion Capital, AP and Ascent. Dominion Capital manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent. Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Dominion Holdings, Dominion GP, Dominion Capital, Masada, Alon Brenner and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.

On September 30, 2025, Dominion Capital and Ascent each sent a notice under each of their respective Warrants and Convertible Notes to increase the applicable Blocker provision in each such Warrant and Convertible Note to 9.99% (combined across all agreements), which notice was acknowledged by the issuer and shall be effective on the 61st day thereafter.
Percent of class: 9.99%
Sole power to vote or to direct the vote:
(A) Dominion: 0.00

(B) Dominion GP: 0.00

(C) Dominion Holdings: 0.00

(D) Ascent: 0.00

(E) AP: 0.00

(F) Masada: 0.00

(G) Mikhail Gurevich: 0.00

(H) Gennadiy Gurevich: 0.00

(I) Alon Brenner: 0.00
Shared power to vote or to direct the vote:
(A) Dominion: 1,816,389.00

(B) Dominion GP: 1,816,389.00

(C) Dominion Holdings: 1,816,389.00

(D) Ascent: 1,816,389.00

(E) AP: 1,816,389.00

(F) Masada: 1,816,389.00

(G) Mikhail Gurevich: 1,816,389.00

(H) Gennadiy Gurevich: 1,816,389.00

(I) Alon Brenner: 1,816,389.00
Sole power to dispose or to direct the disposition:
(A) Dominion: 0.00

(B) Dominion GP: 0.00

(C) Dominion Holdings: 0.00

(D) Ascent: 0.00

(E) AP: 0.00

(F) Masada: 0.00

(G) Mikhail Gurevich: 0.00

(H) Gennadiy Gurevich: 0.00

(I) Alon Brenner: 0.00
Shared power to dispose or to direct the disposition:
(A) Dominion: 1,816,389.00

(B) Dominion GP: 1,816,389.00

(C) Dominion Holdings: 1,816,389.00

(D) Ascent: 1,816,389.00

(E) AP: 1,816,389.00

(F) Masada: 1,816,389.00

(G) Mikhail Gurevich: 1,816,389.00

(H) Gennadiy Gurevich: 1,816,389.00

(I) Alon Brenner: 1,816,389.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Managing Member of Dominion Holdings, Manager of Dominion GP, Manager of Dominion (10/01/2025)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Managing Member of Dominion Holdings, Manager of Dominion GP (10/01/2025)
- Dominion Capital Holdings LLC: /s/ Dominion Capital Holdings LLC, Mikhail Gurevich, Managing Member (10/01/2025)
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich, signatory for Dominion, Managing Member of AP, Managing Member of Ascent (10/01/2025)
- Ascent Partners LLC: /s/ Ascent Partners LLC, Mikhail Gurevich, signatory for Dominion, Managing Member of AP (10/01/2025)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (10/01/2025)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (10/01/2025)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (10/01/2025)
- Alon Brenner: /s/ Alon Brenner, Alon Brenner (10/01/2025)